UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Power-One, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

739308104

(CUSIP Number)

Richard A. Brown

ABB Ltd

Affolternstrasse 44

CH-8050 Zurich

Switzerland

Telephone: +41-43-317-7111

Facsimile: +41-43-317-7992

With a copy to

Neil Whoriskey, Esq.

David Leinwand, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY  10006

Telephone: (212) 225-2000

Facsimile: 212-225-3999

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13D
CUSIP No. 739308104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ABB Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000 shares of common stock of the Surviving Corporation (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000 shares of common stock of the Surviving Corporation (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 shares of common stock of the Surviving Corporation (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

Schedule 13D
CUSIP No. 739308104

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on April 26, 2013, as amended and supplemented by Amendment No. 1 filed on June 13, 2013 (as so amended and supplemented, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, this “Schedule 13D”) by ABB Ltd with respect to the Common Stock of the Issuer.  Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule 13D.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.  Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Original Schedule 13D is hereby deleted in its entirety.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is amended and supplemented by adding the following immediately prior to the last paragraph of Item 4:

“On July 23, 2013, a special meeting of the stockholders of the Issuer was held at the Courtyard Marriott, 4994 Verdugo Way, Camarillo, California (the “Special Meeting”). At the Special Meeting, the stockholders of the Issuer voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

On July 25, 2013, the Issuer and Merger Sub filed a Certificate of Merger with the Secretary of State for the State of Delaware, pursuant to which the Merger became effective on July 25, 2013, with the Issuer surviving the Merger as the Surviving Corporation and an indirect wholly owned subsidiary of the Reporting Person.  As a result of the completion of the Merger, the Voting Agreement terminated in accordance with its terms on July 25, 2013.

Upon completion of the Merger, (1) the directors of Merger Sub immediately prior to the effective time of the Merger became the directors of the Surviving Corporation and (2) the certificate of incorporation and the by-laws of Merger Sub, as in effect immediately prior to the effective time of the Merger, became the certificate of incorporation and the bylaws of the Surviving Corporation until amended in accordance with Delaware law.

Also upon consummation of the Merger, the shares of Common Stock ceased to be listed on the NASDAQ stock market and became eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.  The Reporting Person will cause them to be deregistered.”

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b), (c) and (e) of the Original Schedule 13D are hereby amended and replaced in their entirety as set forth below:

“(a) and (e)                                  As a result of the Merger, all of the Common Stock, all of the Preferred Stock and all of the Warrants issued and outstanding prior to the effective time of the Merger were canceled and converted into the right to receive cash pursuant to the terms of the Merger Agreement.  Each share of common stock, par value of $0.001 per share, of Merger Sub issued and outstanding immediately prior to the effective time of the Merger becomes one share of common stock, par value $0.001 per share of the Surviving Corporation, all of which are indirectly beneficially owned by Parent.

(b)                                 All of the issued and outstanding shares of common stock of the Surviving Corporation are indirectly beneficially owned by Parent.

(c)                                  To the knowledge of the Reporting Person, except as set forth in Item 4 of this statement, neither the Reporting Person nor any person set forth on Schedule A hereto has effected any transactions in the shares of Common Stock during the past 60 days.

See the description set forth in Item 4 of this statement, which is incorporated herein by reference.”

Item 6.

Item 6 of the Original Schedule 13D is amended and supplemented by adding the following after the last paragraph of Item 6:

“As a result of the completion of the Merger, the Voting Agreement terminated in accordance with its terms on July 25, 2013.”

Schedule 13D
CUSIP No. 739308104

SIGNATURES

After reasonable inquiry and to the best of our knowledge, we certify that the information set forth in this statement is true, complete and correct.

Dated:	July 26, 2013

ABB LTD

By:	/s/ Richard A. Brown
Name: Richard A. Brown
Title: Authorized Signatory

By:	/s/ Natascia Rubinic
Name: Natascia Rubinic
Title: Authorized Signatory

Schedule 13D
CUSIP No. 739308104

This Amendment amends and restates Schedule A to the Original Schedule 13D as set forth below:

Schedule A

Directors and Members of the Executive Committee of ABB Ltd

The following table sets forth the name, country of citizenship and present principal occupation of each director and member of the Executive Committee of ABB Ltd.  Unless otherwise indicated below, the business address of each of the persons listed below is Affolternstrasse 44, CH-8050 Zurich, Switzerland.

I. Directors

Name	Country of citizenship	Present Principal Occupation
Hubertus von Grünberg (chairman)	Germany	Member of the supervisory boards of Allianz Versicherungs AG and Deutsche Telekom AG; chairman of the advisory board of Sapinda Holding BV; member of the board of directors of Schindler Holding AG
Roger Agnelli	Brazil	Vice President of the Center of Industries of the State of Rio de Janeiro; member of the Global Advisory Board of Anadarko Petroleum Corporation
Louis R. Hughes	United States	The chairman of InZero Systems (formerly GBS Laboratories LLC); member of the boards of directors of Akzo Nobel and Alcatel Lucent
Hans Ulrich Märki	Switzerland

Member of the board of directors of Mettler-Toledo International and Swiss Re Ltd and Menuhin Festival Gstaad AG; member of the foundation board of Schulthess Klinik, Zurich and the board of trustees of the Hermitage Museum, St. Petersburg

Michel de Rosen	France	Chief executive officer of and a member of the board of directors of Eutelsat Communications
Michael Treschow	Sweden	Chairman of the boards of directors of Unilever NV and Unilever PLC; member of the board of directors of the Knut and Alice Wallenberg Foundation
Jacob Wallenberg	Sweden

Chairman of the board of directors of Investor AB; vice chairman of Telefonaktiebolaget LM Ericsson AB, SEB Skandinaviska Enskilda Banken and SAS AB; member of the boards of directors of the Knut and Alice Wallenberg Foundation and the Stockholm School of Economics and The Coca-Cola Company

Ying Yeh	China	Member of the boards of directors of InterContinental Hotels Group, Volvo AB and Samsonite International S.A.

II. Members of the Executive Committee (EC)

Name	Country of citizenship	Present Principal Occupation
Joe Hogan	United States	Chief Executive Officer
Eric Elzvik	Switzerland and Sweden	Chief Financial Officer
Gary Steel	United Kingdom	Head of Human Resources

Diane de Saint Victor	France	General Counsel
Frank Duggan	Ireland	EC Member responsible for Global Markets
Greg Scheu	United States	EC Member responsible for Marketing and Customer Solutions
Bernhard Jucker	Switzerland	EC Member responsible for the Power Products division.
Brice Koch	France	EC Member responsible for the Power Systems division.
Ulrich Spiesshofer	Germany	EC Member responsible for the Discrete Automation and Motion division
Tarak Mehta	United States	EC Member responsible for the Low Voltage Products division
Veli-Matti Reinikkala	Finland	EC Member responsible for the Process Automation division